April 3, 2014

Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
Loan Lauren P. Nguyen
Special Counsel

Re: Guate Tourism, Inc.
Registration Statement on Form S-1
Filed January 29, 2014
File No. 333-193621

General

1. Please update your cash balance on pages 9, 16 and 18 to a more recent practicable date in each amendment.

Response: The cash balance have been updated.

Prospectus Summary, page 5

2. We note your response to our prior comment 3. Please revise the additional disclosure to clarify that only one of your officers, Ms. Bamaca, owns stock in the company.

Response: We have revised the disclosure.

Sincerely,

/s/ Blanca Bamaca
President
Guate Tourism Inc.